Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday July 24, 2014

(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES SECOND QUARTER 2014 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•                  Revenue: $1.472 billion, at the high end of the range of our guidance of $1.375 to $1.475 billion (announced April 23, 2014), increased 12% sequentially and decreased 2% compared to the second quarter of 2013

•                  IFRS EPS: $0.22 per share, compared to $0.15 per share for the second quarter of 2013

•                  Adjusted EPS (non-IFRS): $0.25 per share, within the range of our guidance of $0.20 to $0.26 per share (announced April 23, 2014), compared to $0.21 per share for the second quarter of 2013

•                  Operating margin (non-IFRS): 3.5%, compared to 2.9% for the second quarter of 2013

•                  Repurchased and cancelled 2.6 million subordinate voting shares for $27.1 million pursuant to a previously disclosed program share repurchase (PSR) under our Normal Course Issuer Bid (NCIB), which we pre-funded in February 2014.  Funded another $17.0 million PSR in May 2014, pursuant to which 1.4 million subordinate voting shares were repurchased for cancellation on July 22, 2014

•                  Free cash flow (non-IFRS): $40.9 million, compared to $50.5 million for the second quarter of 2013

•                  Revenue dollars from our diversified end market grew 11% from the second quarter of 2013 to represent 28% of total revenue, up from 25% of total revenue for the second quarter of 2013

“Celestica delivered a solid second quarter with revenue and adjusted earnings per share at the higher end of our guidance driven primarily by demand strength from our communications end market.  As a result of our revenue growth, strong operational performance and focus on continuous improvement, we achieved sequential improvements in operating margin, inventory turnover and free cash flow generation,” said Craig Muhlhauser, Celestica’s President and Chief Executive Officer. “As we look to the future, we remain confident in our strategy and ability to further accelerate our progress by leveraging our strong foundation of innovation and operational excellence through continued investments in people, capabilities, and technologies that will enable our customers’ success.”

“In addition, we are pleased to announce our intent to launch a normal course issuer bid this quarter based on our confidence to consistently generate free cash flow for the necessary investments to support our growth, while returning excess capital to shareholders through share repurchases.”

more...

Second Quarter and Year-to-Date Summary

	Three months ended June 30		Six months ended June 30
	2013	2014	2013	2014
Revenue (in millions)	$1,495.1	$1,471.5	$2,867.5	$2,783.9

IFRS net earnings (in millions)(i)	$28.0	$40.9	$38.5	$78.2
IFRS EPS(i)	$0.15	$0.22	$0.21	$0.43

Adjusted net earnings (non-IFRS) (in millions)(ii)	$38.6	$44.9	$68.6	$92.0
Adjusted EPS (non-IFRS)(ii)	$0.21	$0.25	$0.37	$0.50
Non-IFRS return on invested capital (ROIC)(ii)	18.3%	19.0%	16.4%	17.7%
Non-IFRS operating margin(ii)	2.9%	3.5%	2.7%	3.3%

i.            International Financial Reporting Standards (IFRS) net earnings for the second quarter of 2014 included an aggregate charge of $0.04 (pre-tax) per share for employee stock-based compensation expense and amortization of intangible assets (excluding computer software). This is within the range we provided on April 23, 2014 of an aggregate charge of between $0.03 and $0.07 per share for these items (see the tables in Schedule 1 attached hereto for per-item charges).

ii.         Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or other generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

End Markets by Quarter as a Percentage of Total Revenue

	2013					2014
	Q1	Q2	Q3	Q4	FY	Q1	Q2
Communications	40%	42%	45%	41%	42%	40%	40%
Consumer	7%	7%	6%	6%	6%	6%	5%
Diversified(i)	24%	25%	26%	27%	25%	28%	28%
Servers	16%	14%	9%	11%	13%	10%	10%
Storage	13%	12%	14%	15%	14%	16%	17%
Revenue (in billions)	$1.37	$1.50	$1.49	$1.44	$5.80	$1.31	$1.47

i.      Our diversified end market is comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other.

Expected Launch of a New NCIB

We expect to file with the Toronto Stock Exchange (TSX) a notice of intention to commence a new NCIB during the third quarter of 2014. If this notice is accepted by the TSX, we expect to repurchase for cancellation, at our discretion during the following 12 months, up to 10% of the public float (calculated in accordance with the rules of the TSX) of our subordinate voting shares in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB.

Third Quarter 2014 Outlook

For the third quarter ending September 30, 2014, we anticipate revenue to be in the range of $1.40 to $1.50 billion, and non-IFRS adjusted net earnings per share to be in the range of $0.21 to $0.27. We expect a negative $0.03 to $0.07 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense and amortization of intangible assets (excluding computer software).

Second Quarter 2014 Webcast

Management will host its second quarter results conference call today at 4:30 p.m. Eastern Daylight Time. The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information

In addition to disclosing detailed results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth; trends in the electronics manufacturing services (EMS) industry; our financial or operational results including our quarterly revenue and earnings guidance; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; our expected filing of a notice of intention to commence a new NCIB; and the number of subordinate voting shares and price thereof we may repurchase under our current or any new NCIB. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain economic conditions; responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from lost programs or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; managing our global operations and supply chain; increasing income taxes, increased levels and scrutiny of tax audits globally, and defending our tax positions or meeting the conditions of tax incentives and credits; completing any restructuring actions and integrating any acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling; compliance with applicable laws, regulations and social responsibility initiatives; and the TSX not accepting our notice of intention to commence a new NCIB. These and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our MD&A, our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance, as contained in this press release, are based on various assumptions many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters including the extent, timing and costs of replacing revenue from lost programs or customer disengagements; technological developments; overall demand improvement in the semiconductor industry, and revenue growth and improved profitability in our semiconductor business; the timing and execution of any restructuring actions; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, return on invested capital (ROIC), and free cash flow. Adjusted EBIAT, net invested capital, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

We believe the non-IFRS measures we present herein are useful, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who use U.S. GAAP and non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times. We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended June 30				Six months ended June 30
	2013		2014		2013		2014
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS Revenue	$1,495.1		$1,471.5		$2,867.5		$2,783.9

IFRS gross profit	$95.8	6.4%	$104.9	7.1%	$182.6	6.4%	$195.3	7.0%
Employee stock-based compensation expense	3.2		3.1		6.3		7.3
Non-IFRS adjusted gross profit	$99.0	6.6%	$108.0	7.3%	$188.9	6.6%	$202.6	7.3%

IFRS SG&A	$52.6	3.5%	$53.6	3.6%	$109.3	3.8%	$108.6	3.9%
Employee stock-based compensation expense	(3.4)		(3.3)		(9.8)		(10.0)
Non-IFRS adjusted SG&A	$49.2	3.3%	$50.3	3.4%	$99.5	3.5%	$98.6	3.5%

IFRS earnings before income taxes	$31.3		$46.0		$46.7		$76.7
Finance costs	0.7		0.9		1.5		1.4
Employee stock-based compensation expense	6.6		6.4		16.1		17.3
Amortization of intangible assets (excluding computer software)	1.6		1.6		3.3		3.2
Restructuring and other charges (recoveries)	3.4		(3.9)		10.7		(6.4)
Non-IFRS operating earnings (adjusted EBIAT) (1)	$43.6	2.9%	$51.0	3.5%	$78.3	2.7%	$92.2	3.3%

IFRS net earnings	$28.0	1.9%	$40.9	2.8%	$38.5	1.3%	$78.2	2.8%
Employee stock-based compensation expense	6.6		6.4		16.1		17.3
Amortization of intangible assets (excluding computer software)	1.6		1.6		3.3		3.2
Restructuring and other charges (recoveries)	3.4		(3.9)		10.7		(6.4)
Adjustments for taxes (2)	(1.0)		(0.1)		—		(0.3)
Non-IFRS adjusted net earnings	$38.6		$44.9		$68.6		$92.0

Diluted EPS
Weighted average # of shares (in millions)	185.9		182.0		185.3		182.2
IFRS earnings per share	$0.15		$0.22		$0.21		$0.43
Non-IFRS adjusted net earnings per share	$0.21		$0.25		$0.37		$0.50
# of shares outstanding at period end (in millions)	184.3		178.8		184.3		178.8

IFRS cash provided by operations	$64.6		$62.2		$87.9		$60.4
Purchase of property, plant and equipment, net of sales proceeds	(13.4)		(20.7)		(22.4)		(34.5)
Finance costs paid	(0.7)		(0.6)		(1.5)		(1.2)
Non-IFRS free cash flow (3)	$50.5		$40.9		$64.0		$24.7

Non-IFRS ROIC % (4)	18.3%		19.0%		16.4%		17.7%

(1)          Management uses non-IFRS adjusted EBIAT as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes.  Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)         The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that we believe do not impact our core operating performance.

(3)         Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)     Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure includes non-IFRS operating margin, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended June 30		Six months ended June 30
	2013	2014	2013	2014
Non-IFRS operating earnings (adjusted EBIAT)	$43.6	$51.0	$78.3	$92.2
Multiplier	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$174.4	$204.0	$156.6	$184.4

Average non-IFRS net invested capital for the period	$951.8	$1,071.4	$956.0	$1,042.7

Non-IFRS ROIC % (1)	18.3%	19.0%	16.4%	17.7%

	December 31 2013	March 31 2014	June 30 2014
Non-IFRS net invested capital consists of:
Total assets	$2,638.9	$2,590.7	$2,673.3
Less: cash	544.3	489.2	519.1
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,109.2	1,035.7	1,077.2
Non-IFRS net invested capital at period end (1)	$985.4	$1,065.8	$1,077.0

	December 31 2012	March 31 2013	June 30 2013
Non-IFRS net invested capital consists of:
Total assets	$2,658.8	$2,643.4	$2,705.5
Less: cash	550.5	531.3	553.5
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,143.9	1,145.7	1,214.8
Non-IFRS net invested capital at period end (1)	$964.4	$966.4	$937.2

(1)     Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure includes non-IFRS operating margin, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a three-point average to calculate average net invested capital for the six-month period. There is no comparable measure under IFRS.

GUIDANCE SUMMARY

	Q2 2014 Guidance	Q2 2014 Actual	Q3 2014 Guidance (1)
IFRS revenue (in billions)	$1.375 to $1.475	$1.472	$1.40 to $1.50
Non-IFRS adjusted EPS (diluted)	$0.20 to $0.26	$0.25	$0.21 to $0.27

(1)  We expect a negative $0.03 to $0.07 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense and amortization of intangible assets (excluding computer software).

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2013	June 30 2014
Assets
Current assets:
Cash and cash equivalents (note 10)	$544.3	$519.1
Accounts receivable (note 4)	654.1	740.8
Inventories (note 5)	817.2	781.9
Income taxes receivable	13.6	12.5
Assets classified as held-for-sale	30.2	29.9
Other current assets	61.1	63.0
Total current assets	2,120.5	2,147.2

Property, plant and equipment	313.6	318.1
Goodwill	60.3	60.3
Intangible assets	44.2	39.9
Deferred income taxes	45.3	44.1
Other non-current assets	55.0	63.7
Total assets	$2,638.9	$2,673.3

Liabilities and Equity
Current liabilities:
Accounts payable	$770.7	$806.2
Accrued and other current liabilities	274.5	232.4
Income taxes payable	30.6	12.4
Current portion of provisions	33.4	26.2
Total current liabilities	1,109.2	1,077.2

Pension and non-pension post-employment benefit obligations	93.5	93.8
Provisions and other non-current liabilities	16.3	15.8
Deferred income taxes	17.9	17.9
Total liabilities	1,236.9	1,204.7

Equity:
Capital stock (note 7)	2,712.0	2,681.1
Treasury stock (note 7)	(12.0)	(1.3)
Contributed surplus	681.7	679.9
Deficit	(1,965.4)	(1,887.2)
Accumulated other comprehensive loss	(14.3)	(3.9)
Total equity	1,402.0	1,468.6
Total liabilities and equity	$2,638.9	$2,673.3

Contingencies (note 11)

Subsequent events (note 7)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2013	2014	2013	2014
Revenue	$1,495.1	$1,471.5	$2,867.5	$2,783.9
Cost of sales (note 5)	1,399.3	1,366.6	2,684.9	2,588.6
Gross profit	95.8	104.9	182.6	195.3
Selling, general and administrative expenses (SG&A)	52.6	53.6	109.3	108.6
Research and development	4.5	5.6	7.7	9.5
Amortization of intangible assets	3.3	2.7	6.7	5.5
Other charges (recoveries) (note 8)	3.4	(3.9)	10.7	(6.4)
Earnings from operations	32.0	46.9	48.2	78.1
Finance costs	0.7	0.9	1.5	1.4
Earnings before income taxes	31.3	46.0	46.7	76.7
Income tax expense (recovery) (note 9):
Current	4.1	7.7	10.2	(2.2)
Deferred	(0.8)	(2.6)	(2.0)	0.7
	3.3	5.1	8.2	(1.5)
Net earnings for the period	$28.0	$40.9	$38.5	$78.2

Basic earnings per share	$0.15	$0.23	$0.21	$0.43

Diluted earnings per share	$0.15	$0.22	$0.21	$0.43

Shares used in computing per share amounts (in millions):
Basic	184.2	179.6	183.8	180.2
Diluted	185.9	182.0	185.3	182.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2013	2014	2013	2014
Net earnings for the period	$28.0	$40.9	$38.5	$78.2
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(0.7)	(0.3)	(3.9)	(0.4)
Changes from derivatives designated as hedges	(10.6)	7.2	(8.6)	10.8
Total comprehensive income for the period	$16.7	$47.8	$26.0	$88.6

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 7)	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2013	$2,774.7	$(18.3)	$653.2	$(2,091.0)	$4.1	$1,322.7
Capital transactions (note 7):
Issuance of capital stock	13.0	—	(8.6)	—	—	4.4
Purchase of treasury stock	—	(10.4)	—	—	—	(10.4)
Stock-based compensation and other	—	16.7	0.5	—	—	17.2
Total comprehensive income:
Net earnings for the period	—	—	—	38.5	—	38.5
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(3.9)	(3.9)
Changes from derivatives designated as hedges	—	—	—	—	(8.6)	(8.6)
Balance — June 30, 2013	$2,787.7	$(12.0)	$645.1	$(2,052.5)	$(8.4)	$1,359.9

Balance — January 1, 2014	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions (note 7):
Issuance of capital stock	15.6	—	(9.3)	—	—	6.3
Repurchase of capital stock for cancellation (b)	(46.5)	—	0.1	—	—	(46.4)
Stock-based compensation and other	—	10.7	7.4	—	—	18.1
Total comprehensive income:
Net earnings for the period	—	—	—	78.2	—	78.2
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(0.4)	(0.4)
Changes from derivatives designated as hedges	—	—	—	—	10.8	10.8
Balance — June 30, 2014	$2,681.1	$(1.3)	$679.9	$(1,887.2)	$(3.9)	$1,468.6

(a)  Accumulated other comprehensive income (loss) is net of tax.

(b) Includes $17.0 prepayment related to program share repurchases. See note 7.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2013	2014	2013	2014
Cash provided by (used in):
Operating activities:
Net earnings for the period	$28.0	$40.9	$38.5	$78.2
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	18.7	16.8	37.6	33.6
Equity-settled stock-based compensation	6.6	6.4	16.1	17.3
Other charges (recoveries) (note 8)	0.6	—	0.9	(0.1)
Finance costs	0.7	0.9	1.5	1.4
Income tax expense (recovery)	3.3	5.1	8.2	(1.5)
Other	(0.8)	(9.1)	(1.4)	(14.7)
Changes in non-cash working capital items:
Accounts receivable	7.2	(91.0)	22.0	(86.7)
Inventories	(52.3)	43.8	(95.4)	35.3
Other current assets	(7.3)	1.7	5.6	3.4
Accounts payable, accrued and other current liabilities and provisions	65.4	55.1	66.7	8.9
Non-cash working capital changes	13.0	9.6	(1.1)	(39.1)
Net income taxes paid	(5.5)	(8.4)	(12.4)	(14.7)
Net cash provided by operating activities	64.6	62.2	87.9	60.4

Investing activities:
Purchase of computer software and property, plant and equipment	(14.5)	(20.9)	(25.1)	(35.0)
Proceeds from sale of assets	1.1	0.2	2.7	0.5
Net cash used in investing activities	(13.4)	(20.7)	(22.4)	(34.5)

Financing activities:
Repayments under credit facilities (note 6)	(20.0)	—	(55.0)	—
Issuance of capital stock (note 7)	1.7	6.0	4.4	6.3
Repurchase of capital stock for cancellation (note 7)	—	(17.0)	—	(56.2)
Purchase of treasury stock (note 7)	(10.0)	—	(10.4)	—
Finance costs paid	(0.7)	(0.6)	(1.5)	(1.2)
Net cash used in financing activities	(29.0)	(11.6)	(62.5)	(51.1)

Net increase (decrease) in cash and cash equivalents	22.2	29.9	3.0	(25.2)
Cash and cash equivalents, beginning of period	531.3	489.2	550.5	544.3
Cash and cash equivalents, end of period	$553.5	$519.1	$553.5	$519.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2014 and our financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2014.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on July 24, 2014.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations in connection with our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2013 annual consolidated financial statements, except for the recently adopted accounting pronouncements discussed below. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the second quarter of 2014 from those described in the notes to our 2013 annual consolidated financial statements.

Recently adopted accounting pronouncements:

Effective January 1, 2014, we adopted IAS 32, Financial Instruments — Presentation (revised) as issued by the IASB, which clarifies the requirements for offsetting financial assets and liabilities. The adoption of this standard did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2014, we adopted IFRIC Interpretation 21, Levies as issued by the IASB, which clarifies when the liability for certain levies should be recognized and requires retroactive adoption. The adoption of this standard did not have a material impact on our unaudited interim condensed consolidated financial statements.

Recently issued accounting pronouncements:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption.  We do not intend to adopt this standard early and are currently evaluating the impact of adopting this standard on our consolidated financial statements.

3.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the seasonality of our business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of customer programs, the success in the marketplace of our customers’ products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended June 30		Six months ended June 30
	2013	2014	2013	2014
Communications	42%	40%	41%	41%
Consumer	7%	5%	7%	5%
Diversified	25%	28%	24%	28%
Servers	14%	10%	15%	10%
Storage	12%	17%	13%	16%

Customers:

For the second quarter and first half of 2014, we had three customers that individually represented more than 10% of total revenue (second quarter and first half of 2013 — one customer).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

4.             ACCOUNTS RECEIVABLE

In November 2012, we entered into an agreement to sell up to $375.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In November 2013, we amended the agreement to reduce the overall capacity to $250.0 based upon our annual review of our requirements under this agreement. Both banks had a Standard and Poor’s long-term rating of A and short-term rating of A-1 at June 30, 2014. This agreement can be terminated at any time by the banks or us. At June 30, 2014, we had sold $60.0 of accounts receivable under this facility (December 31, 2013 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our condensed consolidated statement of operations.

5.             INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $2.3 and $4.8 for the second quarter and first half of 2014, respectively (second quarter and first half of 2013 — $3.7 and $7.0, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

6.             CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Certain of our assets are pledged as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

Borrowings under this facility bear interest for the period of the draw at LIBOR or Prime rate plus a margin. These borrowings have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid to repurchase for cancellation $175.0 of our subordinate voting shares, $55.0 of which were funded through this credit facility which we repaid in the first half of 2013. At June 30, 2014, there were no amounts outstanding under this facility (December 31, 2013 — no amounts outstanding), and we were in compliance with all applicable restrictive and financial covenants required by this facility. Commitment fees paid in the second quarter and first half of 2014 were $0.5 and $1.0, respectively. At June 30, 2014, we had $35.3 (December 31, 2013 — $29.7) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at June 30, 2014 (December 31, 2013 — no amounts outstanding).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

7.             CAPITAL STOCK

On August 2, 2013, we received approval from the TSX to launch a new Normal Course Issuer Bid (NCIB) (a previous NCIB expired on February 8, 2013). The current NCIB allows us to repurchase, at our discretion, until the earlier of August 6, 2014 or the completion of purchases under such NCIB, up to approximately 9.8 million subordinate voting shares (representing approximately 5.3% of our total then-outstanding subordinate voting shares and multiple voting shares) in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the current NCIB is reduced by the number of subordinate voting shares we purchase for stock-based compensation plans (since the commencement of the current NCIB, an aggregate of 0.3 million subordinate voting shares were purchased for this purpose as of June 30, 2014). During the first quarter of 2014, prior to entering into the first program share repurchase (PSR) described below, we paid $12.1 (including transaction fees) to repurchase and cancel under the current NCIB 1.2 million subordinate voting shares at a weighted average price of $10.11 per share, including 0.9 million subordinate

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

voting shares repurchased under a prior Automatic Share Purchase Plan that expired in February 2014. During the first half of 2013, we did not repurchase any subordinate voting shares for cancellation under our previous NCIB.

In February 2014, we received approval from the TSX to amend our current NCIB in order to permit the repurchase of our subordinate voting shares under one or more PSRs during the term of the current NCIB. Under each PSR, the price and the number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of such PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under each PSR will be cancelled upon completion of such PSR, as part of our current NCIB. We paid $27.1 to a broker in February 2014 for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion. Pursuant to this PSR, which we completed on May 23, 2014, we repurchased and cancelled 2.6 million subordinate voting shares at a weighted average price of $10.43 per share. In May 2014, after the completion of the initial PSR, we entered into a new PSR and paid $17.0 to a broker for the right to receive an additional variable number of subordinate voting shares for cancellation upon such PSR’s completion. We completed this PSR on July 22, 2014 pursuant to which 1.4 million subordinate voting shares were repurchased for cancellation at a weighted average price of $12.17 per share. We recorded the $17.0 prepayment as a reduction to contributed surplus on our condensed consolidated balance sheet in the second quarter of 2014.

We expect to file with the TSX a notice of intention to commence a new NCIB during the third quarter of 2014. If this notice is accepted by the TSX, we expect to repurchase for cancellation, at our discretion during the following 12 months, up to 10% of the public float (calculated in accordance with the rules of the TSX) of our subordinate voting shares in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB.

We grant share unit awards to employees under our stock-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the second quarter and first half of 2014, we did not purchase any subordinate voting shares in the open market for our stock-based compensation plans. During the second quarter of 2013, we paid $10.0, including transaction fees, for the trustee’s purchase of 1.05 million subordinate voting shares in the open market for our stock-based compensation plans. We also paid $0.4 (including transaction fees) in the first quarter of 2013 for the same purpose. At June 30, 2014, the trustee held 0.1 million subordinate voting shares with a value of $1.3. At December 31, 2013, the trustee held 1.3 million subordinate voting shares with a value of $12.0.

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the six months ended June 30, 2014:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2013	5.3	3.5	5.4
Granted (i)	—	2.1	2.6
Exercised or settled (ii)	(1.0)	(1.4)	(0.5)
Forfeited/expired	(0.6)	(0.1)	(1.2)
Outstanding at June 30, 2014	3.7	4.1	6.3

Weighted-average grant date fair value of options and share units granted	$—	$9.31	$9.30

(i)                                     During the first quarter of 2014, we granted 2.6 million (first quarter of 2013 — 2.1 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition. See note 2(n) of our 2013 annual consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above depending on the achievement of pre-determined performance goals and financial targets.

(ii)                                  During the second quarter and first half of 2014, we received cash proceeds of $6.0 and $6.3, respectively (second quarter and first half of 2013 — $1.7 and $4.4, respectively) relating to the exercise of stock options granted to employees.

At June 30, 2014, 1.0 million DSUs were outstanding and fully vested.

For the second quarter and first half of 2014, we recorded employee stock-based compensation expense (excluding DSUs) of $6.4 and $17.3, respectively (second quarter and first half of 2013 — $6.6 and $16.1, respectively), and DSU expense of $0.5 and $1.0, respectively (second quarter and first half of 2013 — $0.4 and $0.8, respectively). The amount of our employee stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

8.             OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2013	2014	2013	2014
Restructuring (a)	$3.4	$0.3	$10.7	$0.3
Other (b)	—	(4.2)	—	(6.7)
	$3.4	$(3.9)	$10.7	$(6.4)

(a)           Restructuring:

Our net restructuring charges are comprised of the following:

	Three months ended June 30		Six months ended June 30
	2013	2014	2013	2014
Cash charges	$2.8	$0.3	$9.8	$0.4
Non-cash charges (recoveries)	0.6	—	0.9	(0.1)
	$3.4	$0.3	$10.7	$0.3

Due to our disengagement from BlackBerry Limited in 2012 and in response to a challenging demand environment, we implemented restructuring actions during 2013 throughout our global network intended to streamline and simplify our business and to reduce our overall cost structure and improve margin performance. Although these restructuring actions were completed by the end of 2013, certain payments in connection therewith are expected to be made throughout 2014. At June 30, 2014, our remaining restructuring provision was $8.7 (December 31, 2013 — $18.0) comprised primarily of employee termination costs and contractual lease obligations.

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values of assets available for sale. We developed a detailed plan and recorded termination costs for employees informed of their termination. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded their respective fair value less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

(b)        Other:

Other is comprised primarily of the recoveries of damages we received in the second quarter and first half of 2014 in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods.

9.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

During the first quarter of 2014, Malaysian investment authorities concluded their evaluation, and approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013.

See note 11 regarding income tax contingencies.

10.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2013 annual consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2013. There have been no significant changes to the source of our inputs since December 31, 2013.

Cash and cash equivalents are comprised of the following:

	December 31 2013	June 30 2014
Cash	$294.3	$337.5
Cash equivalents	250.0	181.6
	$544.3	$519.1

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at June 30, 2014 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Our major currency exposures at June 30, 2014 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at June 30, 2014.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
Cash and cash equivalents	$25.2	$4.1	$1.2	$0.7
Account receivable and other financial assets	9.5	14.6	0.6	0.2
Accounts payable and certain accrued and other liabilities and provisions	(45.8)	(8.4)	(15.6)	(14.1)
Net financial assets (liabilities)	$(11.1)	$10.3	$(13.8)	$(13.2)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at June 30, 2014. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.2	$—	$(0.1)	$—
Other comprehensive income	1.0	—	0.8	1.2
1% Weakening
Net earnings	(1.2)	—	0.1	—
Other comprehensive income	(1.0)	—	(0.8)	(1.2)

At June 30, 2014, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$245.1	$0.92	15	$3.5
Thai baht	141.5	0.03	15	(1.5)
Malaysian ringgit	116.1	0.31	15	0.3
Mexican peso	24.8	0.08	12	0.4
British pound	91.5	1.68	4	(1.0)
Chinese renminbi	87.9	0.16	12	(0.9)
Euro	22.1	1.37	4	—
Romanian leu	14.6	0.30	12	0.4
Singapore dollar	13.4	0.79	12	0.1
Other	9.6		4	—
Total	$766.6			$1.3

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

At June 30, 2014, the fair value of the outstanding contracts was a net unrealized gain of $1.3 (December 31, 2013 — net unrealized loss of $17.3). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at June 30, 2014 was not significant, is recognized immediately in our consolidated statement of operations. At June 30, 2014, we recorded $7.0 of derivative assets in other current and non-current assets, and $5.7 of derivative liabilities in accrued and other current and non-current liabilities (December 31, 2013 — $1.5 of derivative assets in other current assets and $18.8 of derivative liabilities in accrued and other current liabilities and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

11.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants have moved for summary judgment dismissing the case in its entirety, and plaintiffs have moved for class certification and for partial summary judgment on certain elements of their claims. Those motions have been fully briefed and argued. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives, and the renewed motion is currently pending before the Court. The District Court has reserved decision on the summary judgment and partial summary judgment motions. Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. The defendants have applied for leave to appeal this decision to the Supreme Court of Canada. In a decision dated February 19, 2014, the court granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The Court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with GAAP. The Court also denied certification of the plaintiffs’ common law claims. The action is at the discovery stage. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Income taxes

We are subject to increased scrutiny in tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $19 to $23 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $38 at period-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $32 million Canadian dollars (approximately $30 at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors.  An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 43 million Brazilian reais (approximately $19 at period-end exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

12.          COMPARATIVE INFORMATION

We have reclassified certain prior period information to conform to the current period’s presentation.